UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C – OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Name of Issuer	**NineOneSix Systems, Inc.**
Central Index Key (CIK number)	**0002018136**
Standard Industrial Classification code (SIC code)	**7373-98 Computer Integrated Systems Design**
Form	**Corporation**
Jurisdiction of incorporation	**Delaware**
Date of organization	**January 16, 2024**
Physical address of issuer	**2400 Old Brick Rd., Glen Allen, VA 23060**
Website of issuer	**NineOneSixSystems.com**
Is there a co-issuer?	**No**
Name of co-issuer	**N/A**
Name of intermediary	**Silicon Prairie Online, LLC ("Silicon Prairie")**
CIK number of intermediary	**0001711770**
SEC file number of intermediary	**007-00123**
CRD number of intermediary	**289746**
Amount of compensation to be paid to the intermediary	**The compensation to be paid to Silicon Prairie includes a listing fee of $3,500 *plus* commissions of 5.00% of the amount raised from $0 to $1,000.000.00 *plus* 4.00% of the amount between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in this case, total $0.00 as of March 31, 2024.**
Any other direct or indirect interest in the issuer held by the intermediary?	**None**
Type of security offered	**SAFE (Simple Agreement for Future Equity)**
Target minimum number of securities to be offered	**240 SAFEs**
Price	**$100 per SAFE**
Method for determining price	**The price and valuation cap of the SAFEs was determined solely by management and the board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.**
Target minimum offering amount	**$24,000**
Oversubscriptions accepted?	**Yes**
If "yes", describe how oversubscriptions will be allocated	**First-come, first-served basis**
Maximum offering amount, if different from target minimum offering amount	**$124,000**
Deadline to reach the target offering amount	**May 24, 2024**
Note: If investment commitments do not equal or exceed the target minimum offering amount at the offering deadline, no securities will be sold, investment commitments will be canceled, and committed funds will be returned.	
Current number of employees	**3**

Financial Highlights As of March 31, 2024	
Total assets	$3,096,684
Cash & cash equivalents	$8,210
Accounts receivable	$3,087,480
Short-term debt	$1,283,153
Long-term debt	$0
Revenues	$3,087,592
Cost of goods sold	$370,490
Taxes paid	$0
Net profit	$1,812,537

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
X = securities offered; **blank** = securities not offered

	Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction
X	Alabama	X	Idaho	X	Mississippi	X	Ohio	X	Virginia
X	Alaska	X	Illinois	X	Missouri	X	Oklahoma	X	Washington
X	Arkansas	X	Iowa	X	Montana	X	Oregon	X	West Virginia
X	California	X	Kansas	X	Nebraska	X	Pennsylvania	X	Wisconsin
X	Colorado	X	Kentucky	X	Nevada	X	Rhode Island	X	Wyoming
X	Connecticut	X	Louisiana	X	New Hampshire	X	South Carolina		
X	Delaware	X	Maine	X	New Jersey	X	South Dakota	X	Guam
X	District of Columbia	X	Maryland	X	New Mexico	X	Tennessee	X	Northern Marianas
X	Florida	X	Massachusetts	X	New York	X	Texas	X	Puerto Rico
X	Georgia	X	Michigan	X	North Carolina	X	Utah	X	U.S. Virgin Islands
X	Hawaii	X	Minnesota	X	North Dakota	X	Vermont		

The date of this Offering Statement on Form C is April 10, 2024

OFFERING STATEMENT ON FORM C
NINEONESIX SYSTEMS, INC.



SAFEs (SIMPLIFIED AGREEMENT FOR FUTURE EQUITY
AT LEAST 240 AND UP TO 1,240 SAFES AT $100.00 PER SAFE

NineOneSix Systems, Inc. ("916", the "Company", "we", "us", or "our") is conducting this offering of its Crowdfunding Simplified Agreement for Future Equity (individually, a "SAFE", and collectively, the "SAFEs") via regulation D, an exemption from registration pursuant to Section 4(a)(6) and Regulation Crowdfunding (§227.100 et seq.) ("Reg CF") of the U.S. Securities Act of 1933, as amended (the "Securities Act") promulgated by U.S. Securities and Exchange Commission (the "SEC").

NineOneSix Systems, Inc. is a Delaware corporation formed on January 16, 2024. 916 designs integrated software systems, allowing for clients to outsource non-core business services to our team of experts, freeing them to focus on their passion and execute on their core competencies.

Silicon Prairie is a funding portal registered with the SEC and FINRA, is not a registered broker-dealer, and does not give investment advice, endorsements, analyses, or recommendations with respect to any securities. All securities offered hereby, and all information included in this document, is the responsibility of the Company and Silicon Prairie has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Silicon Prairie or nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

	SAFEs Offered	Price per SAFE (1)	Gross Proceeds	Commissions (2)	Net Proceeds (3)
Minimum Offering	240	$100.00	$24,000	$4,700	$19,300
Maximum Offering	1,240	$100.00	$124,000	$9,700	$114,300
Minimum investment (4)	1	$100.00	$100.00	$7.82	$92.18

1) The Company may elect in its sole discretion to selectively discount the purchase price per SAFE to any purchaser, based on size of a subscription, timing of purchase, and other factors deemed relevant by the Company.
2) The compensation to be paid to Silicon Prairie includes a listing fee of $3,500 *plus* commissions of 5.00% of the amount sold from $0 to $1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $0 as of April 10, 2024.
3) Excludes up to $4,000 and $6,000 of legal, accounting, and promotional expenses that may be incurred by the Company in connection with this offering in the minimum and maximum cases, respectively.
4) Offering costs for the minimum investment include commissions of 5.00% of gross proceeds but exclude legal, accounting, and promotional expenses.

The date of this Offering Statement on Form C is April 10, 2024

Additional Information

Questions, inquiries, and requests for information regarding the Company may be directed to:


Greg Pulver
Chief Financial Officer
O:804-223-0344
C:980-403-2616
Greg.Pulver@NineOneSixSystems.com
NINEONESIX SYSTEMS, INC.
2400 Old Brick Rd., Glen Allen, VA 23060
NineOneSixSystems.com


Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C pursuant to Reg CF which requires that it must file a report with the SEC annually and post the report on its website at NineOneSixSystems.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Offering Statement Form C. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,

3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or
5) The liquidation or dissolution of the Company.

Eligibility

The following are true for the Company, specifically it is:
- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Reg CF.
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Reg CF during the two years immediately preceding the filing of this Offering Statement.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Information

The Company has previously not failed to comply with the ongoing reporting requirements of Rule 202 of Reg CF.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward Looking Statements

This Offering Statement on Form C and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

The date of this Offering Statement on Form C is April 10, 2024

Table of Contents

THE COMPANY

Overview

NineOneSix Systems, Inc. (the "Company", "916", "we", "us", or "our"), was incorporated on January 16, 2024 under the laws of Delaware.

916 designs integrated software systems for firms, allowing for clients to outsource non-core business services to our team of experts, freeing them to focus on their passion and execute on their core competencies.

To design these systems, 916 leverages our team's expertise and exclusive relationships with software designers to build cost effective systems that utilize predictive analytics and other models to efficiently connect disparate data from a variety systems.

Built by the principals of the firm in 2023, 916 launched its first development project with a healthcare technology firm, resulting in an initial engagement of over $2.6 million, followed by monthly services of over $450,000, including:

- Creating an innovative Electronic Medical Records System
- Providing our Data Integration System
- Streamlining operations with our Automated Medical Workflows
- Building a Health Risk Assessment Application with predictive analytics insights
- Developed an Automated Eligibility Check System for Medicare interactions
- Launched AWS-based infrastructure for reliability and scalability


EMR Innovation:
Revolutionizing patient care with our state-of-the-art Electronic Medical Record system, providing instant access to vital patient information.
Proactive Health Risk Assessments:
Integrated directly with our EMR, our Health Risk Assessment Application empowers providers with predictive insights for preventative healthcare.
Unified Data Ecosystem
Our Data Integration System eliminates silos, ensuring secure, seamless access to health data across platforms.
Medicare Process Optimization:
Our Automated Eligibility Check System streamlines Medicare interactions, speeding up insurance verification and patient care.
Streamlined Medical Operations
We automate essential healthcare processes, from scheduling to prescriptions, with our Automated Medical Workflows.
Reliable & Scalable Infrastructure:
Our AWS-based architecture ensures high-availability and scalability, accommodating healthcare demands without interruption.

Using this engagement as a springboard, 916 leverages our partners and platform to provide practical solutions to unserved and underserved entrepreneurs and small businesses

NineOneSix Systems is positioned at the intersection of innovation and practicality, aiming to revitalize the essence of business with simplicity and honesty. Our market analysis indicates a significant need among entrepreneurs and early-stage firms overwhelmed by the ancillary tasks of running a business. This demographic, often neglected by traditional venture capital models focused on high-growth tech startups, represents a substantial untapped market comprising real people looking to solve real problems.

Our target audience includes entrepreneurs from any income level, interested in a variety of sectors from local service-based businesses to SaaS platforms and tech companies. This diversity reflects our inclusive approach, aiming to democratize the support needed for business success. North America is our initial focus, with plans for global expansion, ensuring a broad demographic reach and catering to a wide range of business needs and cultural contexts.

The problems our services address are universal in the entrepreneurial journey: the complexity and dishonesty muddying modern business practices and the overwhelming demands of non-core business tasks. By providing comprehensive support services – from financial, legal, and HR to marketing, technology, and strategic planning – we enable founders to concentrate on their core competencies, thereby enhancing their chances for success and fulfillment.

In essence, NineOneSix Systems targets a diverse and broad market segment of real-world problem solvers and change-makers, providing them with the tools, resources, and support to transform their visions into reality.



Through April 10, 2024, the Company issued one promissory note to Trade Stone Group LLC ("TSG"), a Virginia LLC wholly owned by C. Stephen Hollifield, the Company's Founder, Chairman, and CEO, in the amount and on the date listed below:

- Note Payable to TSG for $30,000 on 3/8/24 at 0% interest due 9/8/24 for operating capital for the company needed prior to payment by our clients and capital raised from the Seed round investors.

The Company is seeking to raise $124,000 for operating costs and general corporate purposes, including legal, audit and intermediary fees. The Company expects to continue to raise funds to continue to develop our platform and hire additional talent, as well as to provide strategic investment capital into the early-stage companies we serve with our products.

916 is led by a core team of three:
- C. Stephen Hollifield, Founder, Chairman of the Board, and Chief Executive Officer
- Gregory C. Pulver (Greg), Director, Treasurer and CFO
- Samuel D. Edwards (Sam), Vice President of Operations

The Company has three full-time employees, seven contractors, four of which are Board Advisors to the Board of Directors, and is headquartered at 2400 Old Brick Rd., Glen Allen, VA 23060. Its telephone number is 804-223-0344, its general email address is Info@NineOneSixSystems.com and its website is NineOneSixSystems.com.

THE OFFERING & PLAN OF DISTRIBUTION

The Securities

The Company is a Delaware corporation incorporated on January 16, 2024 and is governed by the terms and conditions of its certificate of incorporation and bylaws. Under the provisions of such documents, as of April 10, 2024, 916 had one class of capital stock authorized: 250,000 shares of voting Common Stock with a par value $0.001 per share.

916 is offering a minimum of 240 and up to a maximum of 1,240 Simplified Agreement for Future Equity ("SAFE" or "SAFEs") at a price of $100 per SAFE (the "Offering"). The "Minimum Offering" is therefore $24,000 and the "Maximum Offering" is $124,000. The minimum investment per investor is 1 SAFE or $100.00. Assuming the conversion of the SAFEs during the next price round with a valuation at the valuation cap ($24,000,000), the following common stock transactions would result:

NINEONESIX SYSTEMS, INC. The Offering and Plan of Distribution					
	Shares	Percent of Shares	Price per Share	Total Capital	Perent of Capital
Minimum Offering					
Shares Outstanding	216,000	99.89%	$ 0.0046	$ 994	3.98%
New Investors	240	0.11%	$ 100.00	$ 24,000	96.02%
Total / wtd avg	216,240	100.00%	$ 0.1156	$ 24,994	100.00%
Maximum Offering					
Shares Outstanding	216,000	98.32%	$ 0.0046	$ 994	0.79%
New Investors	1,240	1.68%	$ 100.00	$ 124,000	99.21%
Total / wtd avg	217,240	100.00%	$ 0.5754	$ 124,994	100.00%

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all SAFEs sold in this Offering.

The price of the Valuation Cap of the SAFEs was determined solely by the Company's management and board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, Common Stock, convertible securities, future series of SAFEs or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Investor Perks

By investing the following amounts, investors may be eligible for the following "perks". Please note that certain terms and conditions may apply.

Package 1	**Invest $1,000 for 10 SAFEs, get listed on our website as an Investor.** *24 available* We will display your name on our website on our Investor Wall of Fame in perpetuity as a way to thank you for your support.
Package 2	**Invest $2,400 for 24 SAFEs, get invited to our online "shark tank"** *12 available* Everything in Package 1, *plus* Imagine yourself as one of the "sharks" and get exclusive access to our online "shark tank" where selected companies pitch their concepts.
Package 3	**Invest $12,000 for 120 SAFEs, "Due Diligence" Package** *4 available* Everything in Packages 1 and 2, *plus* a VIP virtual event where we take you behind the scenes on what due diligence looks like at an early-stage company by having you join us remotely on one of our visits.
Package 4	**Invest $24,000 for 240 SAFEs, Lunch with our CEO** *2 available* Everything in Packages 1, 2 and 3, *plus* a lunch on us at one of our CEO's favorite restaurants in Glen Allen, a thriving suburb of Richmond, VA. Travel and accommodations are not provided.

Sources & Uses of Funds

In general, the funds from this Offering will be used to continue the development of our ecosystem of products and services and, in the future, to fund strategic investments into startups that utilize our ecosystem. Specifically, the Company will use the proceeds of the Offering as shown below. Pending such uses, the net proceeds of the Offering will be held as cash or cash equivalents.

The table below summarizes the sources and uses of funds from the Offering:

Source and Uses of Funds				
Sources of Funds			**Minimum Offering**	**Maximum Offering**
Total Shares sold			240	1,240
Price Per Share ($)			$ 100	$ 100
Total Sources (Gross Sales Proceeds)			$ 24,000	$ 124,000
Uses of Funds				
Systems Design and Development			$ -	$ 70,000
Strategic Investments			-	-
General corporate purposes			15,300	38,300
Intermediary Fees (1)			4,700	9,700
Legal, accounting, promotional, and other costs			4,000	6,000
Total Financing costs			8,700	15,700
Total Uses			$ 24,000	$ 124,000

Note

1 - Silicon Prairie crowdfunding portal services fee schedule:

Listing Fee		$ 3,500
Securities previously sold		-
Minimum commission dollars		-

			Minimum	Maximum
Securities Sold (Gross Sales Proceeds)			24,000	124,000

Bracket	From	To	Commission Rate	Minimum commission	Maximum commission
First Bracket	$ -	$ 1,000,000	5.00%	1,200	6,200
Second Bracket	1,000,000	2,000,000	4.00%	-	-
Third Bracket	2,000,000	10,000,000	3.00%	-	-
Fourth Bracket	10,000,000	or more	1.00%	-	-
Commission dollars				1,200	6,200
Listing Fee dollars				3,500	3,500
Total Fees				4,700	9,700
Sales proceeds, net of fees				19,300	114,300
Total fees, percent of securities sold				19.58%	7.82%

Capitalization

The table below summarizes the actual and proforma capitalization of the Company as of March 31, 2024.

Capitalization As of March 31, 2024					
	Minimum Offering				
	Actual		**Adjustments**		**Proforma**
Cash and Cash Equivalents	$	8,210	$	19,300	$	27,510
Accounts Receivable		3,087,480		-		3,087,480
Prepaid Expenses and other		-		-		-
Intangible Assets (Intellectual property		994		-		994
Total Assets	$	3,096,684	$	19,300	$	3,115,984
Total Curent Liabilities	$	1,283,153	$	-	$	1,283,153
Total Long Term liabilities		-		-		-
Total Liabilities		1,283,153		-		1,283,153
Common Stock		994		-	$	994
Additional Paid In Capital		-		24,000		24,000
Retained Earnings		1,812,537		(4,700)		1,807,837
Total Equity		1,813,531		19,300		1,832,831
Total Liabilities and equity	$	3,096,684	$	19,300	$	3,115,984

	Maximum Offering				
	Actual		**Adjustments**		**Proforma**
Cash and Cash Equivalents	$	8,210	$	114,300	$	122,510
Accounts Receivable		3,087,480		-		3,087,480
Prepaid Expenses and other		-		-		-
Intangible Assets (Intellectual property		994		-		994
Total Assets	$	3,096,684	$	114,300	$	3,210,984
Total Curent Llabilities	$	1,283,153	$	-	$	1,283,153
Total Long Term liabilities		-		-		-
Total Liabilities		1,283,153		-		1,283,153
Common Stock		994			$	994
Additional Paid In Capital		-		124,000		124,000
Retained Earnings		1,812,537		(9,700)		1,802,837
Total Equity		1,813,531		114,300		1,927,831
Total Liabilities and Equity	$	3,096,684	$	114,300	$	3,210,984

The Intermediary

The Offering is being conducted through Silicon Prairie Online LLC ("Silicon Prairie"), a regulated funding portal registered with the SEC and the Financial Institutions Regulatory Authority ("FINRA"). The compensation to be paid to Silicon Prairie includes a listing fee of $3,500 *plus* commissions of 5.00% of the amount sold from $0 to

$1,000.000.00 *plus* 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 *plus* 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 *plus* 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $0.00 as of April 10, 2024.

The Offering	The Offering Period will expire on May 24, 2024 at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be accelerated; *provided that* the Offering Period must be at least 21 days. Investors that have committed funds will be notified of any such change at least five business days prior to the new end date.
	Silicon Prairie will notify investors via the campaign page when the Minimum Offering amount has been met.
	If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the Offering early. Thereafter, we may continue the Offering and conduct additional closings until the Maximum Offering is achieved or the Offering Deadline is reached.
	Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.
Investor Qualifications	Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.
How to Subscribe	The minimum subscription is for 1 SAFE or $100.00. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 240 SAFEs must be sold in order for the Company to accept any subscriptions.
	There are no fees to open an investment account on the Portal or to make an investment in the SAFEs. In order to subscribe for SAFEs, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Appendix E – Subscription Agreement – form of".
	If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the

Company and its directors, officers, and agents will have no further liability to the prospective investor.

More detailed instructions appear on the Instructions page immediately preceding the Subscription Agreement.

Each properly completed and tendered subscription constitutes an irrevocable offer to purchase SAFEs for thirty (30) calendar days, unless sooner accepted or rejected by the Company in its sole discretion.

Material Changes

If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm their commitment within five business days. If an investor does not reconfirm their commitment within such period, the subscription will be cancelled, and funds will be returned.

In the event the Company fails to reach the Minimum Offering, any investment commitments will be cancelled, and funds will be returned to the investors.

Closing & Escrow Process

Investors that have signed Subscription Agreements to purchase SAFEs will pay their committed investment amount into a non-interest-bearing escrow account maintained by Silicon Prairie with BankVista of Sartell, Minnesota. Payment instructions are available on the Portal during the investment process.

Silicon Prairie will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no SAFEs will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

To purchase the Securities, you must complete the purchase process through our intermediary, Silicon Prairie Online LLC, (the "Intermediary"). All committed funds will be held in escrow with Bank Vista (the "Escrow Agent") until the Target Offering Amount has been met or exceeded at which point eligible funds will be disbursed to the issuer on a rolling basis while the offering continues to accept additional investments.

Name of qualified third party "Escrow Agent" which the Offering will utilize: BankVista NA.

Investor funds will be held in a separate account at BankVista until the Target Offering Amount of investments has been met or exceeded or one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. In order for an Investor to cancel their investment commitment after funds have been disbursed, please promptly contact the company at the following email address with a written request to cancel your investment commitment: Greg.Pulver@NineOneSixSystems.com. The issuer has discretion to reject requests for refunds after funds have been disbursed.

As an authorized escrow agent, the company is allowed to hold investors' money in an escrow account until the offering is completed and funding is ready to be disbursed.

Investors may cancel an investment commitment for any reason up until 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel their commitment. If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing and the investor will receive Securities in exchange for their investment. Further, if an investor does not reconfirm their investment after a material change is made to the Offering, their commitment will be cancelled, and funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

NOTICE REGARDING ESCROW AGENT BANKVISTA NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Restrictions on Transfer

The SAFEs may not be transferred by any investor during the one-year period beginning when issued, unless:
1. To the Company;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or

4. To a member of the family of the investor or the equivalent[5], to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

In addition, there is no ready market for the SAFEs or shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. Furthermore, investors are not permitted to assign the SAFEs without the Company's prior written consent.

Governing Law

The Offering will be governed by the laws of the state of Delaware.

Investors may cancel an investment commitment for any reason up until 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel their commitment. If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing and the investor will receive Securities in exchange for their investment. Further, if an investor does not reconfirm their investment after a material change is made to the Offering, their commitment will be cancelled, and funds will be returned.

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[5] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS ANNUAL REPORT.

IN ADDITION, CERTAIN STATEMENTS IN THIS ANNUAL REPORT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

The Company was formed on January 16, 2024 under the laws of the state of Delaware and, as such, we have limited operating history which may make it difficult to evaluate our current business and prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
- Raise adequate financing
- Respond effectively to competition, and
- Attract and retain qualified employees

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing its business plan.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:
- maintain or increase our product and service offerings;
- develop or introduce product enhancements;
- continue to expand our development, sales and marketing, and general and administrative organizations;
- acquire complementary technologies or businesses;
- expand our operations;
- hire and retain management, administrative staff, or other employees; or
- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We have large account receivables, may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

For the three-month period from our inception on January 16, 2024 to March 31, 2024, we have generated cumulative revenue of $ $3,087,592 and cumulative profits of $ $1,812,537. As of March 31, 2024, we had current assets of $ 3,096,684 and current liabilities of $1,283,153, resulting in working capital of $1,812,537. Our operating results for future periods will include significant expenses, including increased sales and marketing costs and general and administrative expenses, for which we may not generate sufficient revenues or have enough available capital. The continuation of the Company as a going concern is contingent upon our ability to successfully continue to develop and market our products, generate additional revenues, and secure additional financing. There is no assurance that the Company will obtain necessary capital as, when, and to the extent needed.

To date we have generated sales with a small number of customers. Our failure to generate significant revenues and ultimately profits may force us to curtail our plans, suspend our operations and possibly even liquidate our assets and wind up and dissolve our Company. We may be unsuccessful in generating revenues or profits, in which case you will likely lose your investment.

Numerous companies compete with us. Our future performance will depend in large part upon our ability to provide products and services that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

Competition in our industry could intensify, which could adversely affect our revenue, profitability, and market share.

The market for our products and services is highly competitive. We compete with several companies, many of which are better capitalized than we are, and their offerings may be substantially less expensive than the cost of our products and services.

Additionally, there are few barriers to entry in our industry. Some of our offerings are based on non-proprietary concepts and methods that may not be afforded significant protection under intellectual property laws. We anticipate new entrants into our industry providing products and services comparable to ours at reduced rates. Further, established companies with high brand recognition and extensive experience may develop products and services that are competitive with ours. Such increased competition could adversely affect our market share and potential growth and hinder our ability to maintain pricing, which could adversely affect our revenue and profitability.

We are highly dependent upon certain key personnel.

Our success depends upon the continued service of our founders and executives, including Stephen Hollifield, Sam Edwards, and Greg Pulver. Each of these people could terminate their relationship with us at any time while maintaining their entire ownership stake. The loss of any of these people might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition, and results of operations. We have no key man life insurance on any of these people to mitigate the financial impact of their potential loss.

No assurances may be given that we will be able to successfully execute our current business plan or develop any other new products or services.

Our business strategy outlines the use of the decades of experience our personnel have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models, which may not be successful and could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products and services will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our patent(s) or other intellectual property rights that we develop, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims.

Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors with access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We will maintain insurance for certain risks, and we believe our insurance coverage will be consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we will insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

The market for our products is highly competitive.

We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing, thus they may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues.

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of our products is subject to extensive federal, state, and local governmental regulation. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Our Securities

We can provide no assurance as to our future financial performance or the investment result of a purchase of our securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds from our securities sales for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There are currently no public markets for our securities, and active trading markets may not develop or be sustained in the foreseeable future. The valuations under which offerings are made may not be indicative of the market price for our securities after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your holdings and impair your ability to sell your interests at the time or at a price at which you wish to sell them.

Our past securities offerings were not reviewed by securities agencies.

The offer and sale of our securities was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Notes and the securities to be issued upon their conversion (shares in the Company) are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's securities. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market for any of the Company's securities.

There is no public trading market whatsoever for our securities, including our SAFEs and Common Stock. The SAFEs and shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding SAFEs and shares cannot be offered, sold, pledged, or otherwise transferred except in privately arranged transactions and then only if the transaction complies with certain terms and conditions. The Company provides no assurance that active trading markets will develop in the future and if you purchase our securities, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale will provide liquidity for security holders. Furthermore, the Company may be unable to register securities for resale for legal, commercial, regulatory, market-related, or other reasons, and therefore, you could be unable to sell our securities.

Risks Related to Governance & Ownership of the Company

The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, SAFEs or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, SAFEs or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of April 10, 2024, our directors and officers beneficially own and can vote in the aggregate 100.0% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

IN ADDITION TO THE 916 RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Overview

NineOneSix Systems, Inc. (the "Company", "916", "we", "us", or "our"), was incorporated on January 16, 2024 under the laws of Delaware and designs integrated software systems, allowing for clients to outsource non-core business services to our team of experts, freeing them to focus on their passion and execute on their core competencies. Additionally, the Company provides various support services and capital to subsidiaries and customers in order to help them grow and scale their businesses.



Industry

In today's rapidly evolving digital landscape, businesses across industries face the daunting challenge of integrating advanced technologies into their operational processes. This challenge is compounded by a lack of resources, expertise, and strategic direction, leaving many companies at risk of falling behind their digitally mature counterparts.

Small Business Landscape

There is a growing need for a new approach to business.

These figures and statistics offer a clear view of the small business and startup landscape, highlighting the need for comprehensive services, entrepreneurial encouragement, and a new approach to digital transformation, to tackle the wide array of challenges and opportunities faced by these entities.

The Desire for Entrepreneurship

- **61% of Americans** have had **an idea for starting a business**, and 34% have had **more than one** idea.

- 43%-63% cite **lack of funding** as the **primary reason** for not venturing into business.

- Lack of **know-how, access to business tools**, and feeling **unable to keep up with tech advancements** are among other chief reasons.



The Economic Climate

- Small businesses play a crucial role in the U.S. economy, employing nearly 62 million Americans, which accounts for approximately 46% of the workforce.

- Due to inflation and high interest rates small business owners continue to face challenges accessing bank loans

- About 47% of small businesses expect to raise their prices in the next six months

The Operational Hurdles

- 40% of business owners reported job openings they could not fill, indicating continued challenges in hiring.

- 49% of people said access to benefits would make them more likely to start a business.

- Small businesses struggle to keep up with technology due to being priced out of the market.

Current solutions often involve piecemeal approaches, including hiring consultants, investing in disparate technology platforms, or, in some cases, taking no action due to the overwhelming complexity and cost. These methods are inefficient, costly, and fail to provide the holistic, strategic framework needed for successful digital transformation.

Small Business & Start-Up Barriers



In the fast-paced digital environment, small businesses and startups are encountering barriers more than ever.

- **Financial constraints:** SMEs face critical budget limits impacting innovation and survival, not just tech upgrades.

- **Digital literacy gap:** A significant gap hindering growth and adaptation in a digital-reliant economy.

- **Resistance to change:** The resistance to new technologies and methodologies can lead to a failed business in an rapidly moving market

- **Fear of failure:** In a volatile climate, fear of failure has evolved into a significant barrier that stifles essential innovation and the natural progression of a business.

- **Customization gap:** Lack of solutions tailored for small businesses stifles growth.

- **Support deficiency:** The absence of personalized guidance exacerbates SME challenges in navigating modern business landscapes.

- **Choice overload:** An overload of choices leads to strategic deadlock and hampers effective adaptation.

These challenges represent a unique opportunity for NineOneSix to provide clear, impactful, and user-friendly digital solutions specifically designed for this segment, addressing their specific needs and facilitating smoother transitions into the digital realm.

Products & Services

Our ecosystem of supporting services helps entrepreneurs grow their businesses by freeing them to concentrate on what they do best. And we're helping launch or fund 24 businesses in 2024 using our platform.

Our Solution

NineOneSix Systems simplifies entrepreneurship by offering a comprehensive suite of interconnected services tailored to modern business needs. Dedicated to reducing the complexities of business operations, we allow founders to concentrate on their core competencies, ensuring a holistic approach that promotes growth and simplifies the entrepreneurial journey.

Financial Services:
We offer comprehensive financial management, ensuring transparency and health.

Legal & Governance:
We guide businesses through legal landscapes for full compliance.

Funding & Capital Raising:
We tailor funding solutions to fit each stage of business.

Tech & Software Dev.
We deliver cutting edge, enterprise level tech solutions to boost business efficiency.

We seamlessly tie all of these essentials together, through technology platforms allowing the entrepreneur to thrive without distraction and focus on their core activities.

Marketing & Media
We connect businesses with their audience through innovative marketing.

Sales & Customer Support
We refine sales tactics and enhance service with expert programs.

Product Development
Our support propels product innovation and market adaptation.

Project & Operations Support
Our services streamline operations with comprehensive project management and support.

Executive & Business Coaching
We provide coaching to foster leadership growth and team development.



Our solution is a cohesive, scalable platform that offers strategic capital, critical resources, and integrated service contracts, that help small businesses focus on their core competencies. NineOneSix provides a digital transformation ecosystem that leverages enterprise level services that include accounting, strategic finance, marketing and technology solutions.

At NineOneSix, our mission extends beyond mere digital transformation; we aim to redefine comprehensive business support, making entrepreneurship accessible, personal, and transparent. We understand that real people solve real problems, and we strive to dismantle traditional business barriers, enabling entrepreneurs to focus on their core strengths and passions.

At the heart of our strategy is the creation of an empowering ecosystem that not only supports but also scales businesses through strategic capital infusion, resource allocation, and comprehensive service contracts. This ecosystem fosters a collaborative environment, enabling businesses at all stages to thrive.

By focusing on these non-core services, NineOneSix is uniquely positioned to guide entrepreneurs through the complexities of not only digital integration but all aspects of business growth. We are dedicated to driving innovation, leadership, and sustainability, making us a catalyst for transformation across various sectors. Join us in shaping a future where business success is not only achievable but sustainable, marked by collaboration, innovation, and a deep commitment to solving real-world problems.

What we do

Financial Services
- Bookkeeping
- Accounting
- Financial Planning
- Financial Anlysis
- Budgeting
- Cashflow Management
- Tax Planning & Compliance
- Risk management

Legal & Governance
- Corporate law guidance
- Contract drafting & review
- Compliance Management
- Intellectual property protection
- Shareholder Agreements
- Corporate Structuring
- Environmental Governance

Funding & Capital Raising
- Equity financing
- Debt financing
- Grants sourcing
- Investor relations
- Crowdfunding strategies
- Financial modeling

Tech & Software Dev.
- Custom software development
- Mobile & web app development
- IT infrastructure setup
- Cybersecurity solutions
- Data analysis and reporting
- Cloud computing services
- IoT Solutions
- AI Integration
- Business systems integration

Marketing & Media
- Brand development
- Content marketing
- Social media marketing
- SEO and PPC campaigns
- Public relations
- Digital advertising

Sales Support
- Sales strategy planning
- Customer relationship management
- Training programs for sales
- After-sales support
- Feedback collection and analysis
- Customer feedback strategies

Project Management & Operational Support
- Project planning and tracking
- Process optimization
- Back-office administrative support
- Supply chain management
- Quality control systems
- Agile Transformation

Executive & Business Coaching
- Executive coaching
- Team building programs
- Organizational development
- Performance management
- Professional growth planning

Product Development
- New product development
- Market research
- Prototype testing
- Product lifecycle management
- Innovation workshops

Competition

We compete with numerous small and large businesses that provide a number of the support and outsourced services that we provide to small businesses and startups. Large consultancy services are expensive and often lack the ability to meet the specific needs and practical implementations of small businesses in niche spaces. Technology investment is high and often leads to a patchwork of fragmented systems that inhibit efficient solutions.

Addressing the Hurdles

To address these challenges & barriers, businesses are exploring various strategies, including:

Consultancy Services:

While small businesses seek guidance from digital transformation consultants, they often encounter barriers such as high costs and a lack of practical implementation plans. While they are sometimes beneficial they can have be a high-cost, low-implementation approach that leaves businesses without the means to execute the proposed strategies effectively.

Technology Investment:

Purchasing standalone technology solutions or platforms to automate specific tasks. This often leads to a fragmented technology landscape that lacks integration and fails to leverage the full potential of digital transformation.

Inaction:

Many businesses, especially small to mid-sized enterprises, opt to maintain the status quo due to the perceived complexity and high cost of digital transformation, risking obsolescence in a digital-first economy.



The prevailing lackluster solutions in the market underscore the pressing need for innovative approaches. This gap highlights the necessity for new, comprehensive solutions tailored to modern challenges.

Supply Chain

Our supply chain relies on deep relationships with our vendors and contractors that provide products and services. We currently have a concentration of software development vendors in Eastern Ukraine and Western Poland. While the war between Russia and Ukraine may escalate and threaten certain vendors' ability to perform critical services, we assess that the quality of our relationships with multiple vendors would allow us to not experience any significant disruptions, instead obtaining similar quality and scope of services from other vendors.

Customer Base

We expect many of our customers will be early-stage startups and small business and therefore are often underfunded, capital restrained or generally struggling to make significant investments into their own technology and operational infrastructure.

Holistic Business Enhancement

The market for NineOneSix Systems encompasses complete business optimization. Businesses today, and startups, seek not only to upgrade their technological footprint but also to streamline their entire operational framework.

They need a partner who understands the multifaceted nature of modern business challenges and provides comprehensive, interconnected solutions.

Key Areas of Focus

Entrepreneurial Support
Targeting entrepreneurs needing streamlined services to focus on key business tasks.

SME's and Startups
Aiding those shifting to modern business with legal, financial, and strategic guidance.

Innovation Driven Businesses
Supporting businesses in product development and adopting new technologies without internal resources.



We currently have invoices from one health tech startup and 4 small businesses for various services provided through our platform.



Market Dynamics

Growing Integraiton Needs

In the era of specialization, hyper fragmentation and cookie cutter one size fits all services lead businesses to seek integrated solutions for comprehensive operational support.

Digital Evolution

Businesses need strategies, not just tools, for leveraging digital innovations like AI and IoT.

Regulatory and Market Shifts

The need for adaptive responses to ongoing legal and market changes is critical.

Employees

The Company currently has three full-time employees and in the states of Virginia and North Carolina and seven part-time contractors in Virginia, North Carolina, Tennessee, and Texas.

Intellectual Property

916 has zero patents, either granted or applied for, but expects to file for patents as novel technology and systems are developed.

Regulatory Matters

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including possible securities industry licenses for the investment funds we plan to launch by our investment advisory subsidiaries.

The need to comply with new, evolving, or revised tax, environmental, securities, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

916 is a Delaware corporation organized on January 16, 2024. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a three-member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

Directors, Officers & Key Employees

The directors and officers of the Company as of April 10, 2024 are listed below.

Name	Positions with the Company
C. Stephen Hollifield	Chairman of the Board, Chief Executive Officer
Shawn C. Stephens	Director, Advisor (Project Management)
Gregory C. Pulver	Director, Treasurer and Chief Financial Officer
Samuel Edwards	Vice President of Operations
P. Kent Gravely	Board Advisor (Finance)
Charles E. Payne	Board Advisor (Leadership)



C. Stephen Hollifield, age 54, founded 916 in January 2024 and serves as its Chairman and CEO. Stephen has over 30 years of technology leadership experience, which includes leading integration and interoperability as Vice President of Product Management at HealthLX. Prior to that, he served as the CTO for the Richmond Police, during which he received the 2007 Gartner Business Intelligence Excellence Award due to his early adoption of predictive analytics in policing. Stephen also founded the Trade Stone Group, a private technology firm primarily serving financial services clients. Stephen's entrepreneurial spirit and strategic foresight have been instrumental in developing innovative solutions that not only drive company growth but also contribute to societal betterment. At NineOneSix Systems, his pivotal expertise in integrating technology with business strategy propels the company toward sustainable growth. Stephen attended Lee University and has completed various IT certifications.



Shawn C. Stephens, age 54, is a Director of the Company and serves as an Advisor, focusing on Project Management processes and systems. Shawn has over 30 years of enhancing operations and fostering growth across diverse industries. His roles have included Sr. Project Manager at a major health system, where he enhanced healthcare delivery through software and system upgrades, as well as leadership positions in logistics & sales at Forbo Siegling and EXIT Realty. Grounded in project management and certified as a PMP and Lean Six Sigma Black Belt, Shawn uses his unique blend of technical skills and strategic insights to advance the company's innovative mission. Shawn attended Lee University.



Gregory C. Pulver, age 44, is a the CFO and a Director of the Company. Greg founded Millo Capital, which provides strategic CFO services to firms, funds, and portfolio managers. He has over 22 years of finance experience, most recently as a CFO Solutions Executive with LPL Financial. Prior roles include VP of Strategy at Abundance LLC, Director of Research at Deeds Select Advisors, and multiple management roles at Charter Communications/Spectrum and State Street Corp. He started his career as a trader with MFG and Royal City Funds.

A decorated USMC combat veteran, Greg is an alumnus of Columbia Business School (CIBE), Washington University in St. Louis (MBA) and the University of Richmond (BA with honors). He has also completed executive programs at Harvard Business School, Harvard Law School's Program on Negotiations, and The Wharton School.



Samuel D. Edwards, age 32, serves as the Company's Vice President of Operations. Sam leverages his diverse background in sales, leadership, IT, data systems, marketing and coaching to drive excellence and innovation. He has cultivated an extensive skill set, including strategic planning, customer service, and proficiency in various technical tools. Samuel's impact is marked by his role in scaling a brokerage from 30 to 100 agents. Samuel's dynamic approach and versatility make him a pivotal asset to NineOneSix, driving operational strategies and fostering team development for the company's success. Mr. Edwards is a graduate of Longwood University.



Charles E. Payne, MHA/DSL, age 54, has over 30 years of healthcare, education, and nonprofit leadership. From strategic planning and team development to accounting and operations, Chip has helped organizations optimize, scale, and thrive. Earlier in his career, he held management roles at Credential America, Inc., Health South Corp., and CJW Medical Center where he led large scale health care projects, implementations and operations. He earned a Master of Health Administration from the Medical College of Virginia at VCU and a BA in Management from Mary Washington University. He is currently completing his Doctorate in Strategic Leadership from FIU.



Kent Gravely, CFP, age 41, Kent brings more than 20 years of expertise in the financial industry as a Certified Financial Planner® and portfolio manager, with his most recent role at Fortress Private Ledger. His career spans across real estate, banking, lending, investments, insurance, and financial planning, having worked at Wachovia, BB&T, and LPL Financial. An alumnus of Hampden-Sydney College, Kent utilizes data analytics and behavioral finance tools in supporting financial strategies and contributing to operational growth at NineOneSix Systems.

Compensation Policies

Overall, employees and independent contractors are compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants. Currently the Company has not paid any employees besides the founder and CEO, Stephen Hollifield. The Company will transition all 1099 employees serving in executive roles to full-time W-2 employees beginning in the second quarter of 2024. For the three months ending March 31, 2024, the Company paid a total of $21,772 for the benefit of one full-time employee, accrued salaries payable of $21,772 for one employee and accrued accounts payable for independent contractors and advisors of $190,500. In aggregate this includes $234,044 of salaries, wages, and consulting fees, $0 of bonuses, and $0 of benefits. The company currently does not provide medical and dental insurance premiums for employees or contractors but plans to in the near future.

The Company does not offer pension, retirement, or profit sharing at this time but plans to in the near future.

The Company does not have an incentive stock plan, non-equity incentive plan, or non-qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of April 10, 2024.

There are initial equity holdings by five of the named employees, contractors or advisors as follows:
- C. Stephen Hollifield   80.0%
- Shawn C. Stephens   5.0%
- Gregory C. Pulver   5.0%
- Samuel D. Edwards   5.0%
- P. Kent Gravely   5.0%

Director Compensation

Non-full time employee directors are compensated in cash for each meeting attended at a rate of $1,000 per meeting, paid in cash. Regular board meetings occur every three months with brief update calls occurring in between.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

C. Stephen Hollifield is currently the Company's Chairman and Chief Executive Officer and a member of the Board of Directors. On February 1, 2024, the Company entered into an employment agreement with Mr. Hollifield, commencing immediately. His compensation includes a base annual salary, paid vacation time and holidays, and reimbursements for certain travel and vehicle-related expenses. His base compensation is comparable to industry averages for a position of this nature for similar companies according to industry salary estimates.

The agreement is evergreen and continues until cancelled. If Mr. Hollifield's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Gregory C. Pulver is currently the Company's Treasurer and Chief Financial Officer, and a member of the Board of Directors. On March 1, 2024, the Company entered into an employment agreement with Mr. Pulver, commencing April 1, 2024. Mr. Pulver's compensation package includes a base annual salary, paid vacation time and holidays, and certain travel and expense reimbursements. Mr. Pulver's base compensation is currently comparable to industry averages for a position of this nature for similar companies according to industry salary estimates.

The agreement is evergreen and continues until cancelled. If Mr. Pulver's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Samuel D. Edwards is currently the Company's Vice President of Operations. On March 1, 2024, the Company entered into an employment agreement with Mr. Edwards, commencing April 1, 2024. Mr. Edwards's compensation includes a base annual salary, paid vacation time and holidays, and certain expense reimbursements. Mr. Edwards's base compensation is comparable to industry averages for a position of this nature for similar companies according to industry salary estimates.

The agreement is evergreen and continues until cancelled. If Mr. Edwards's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding sentence, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

CAPITALIZATION & OWNERSHIP

Capitalization

As of March 31, 2024, the Company had a total of $30,000 of debt outstanding as follow Current Liabilities, Notes Payable.

Type of debt	Promissory Note (the "Note")
Name of creditors	C. Stephen Hollifield
Amount outstanding	$30,000
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	9/8/24
Other material terms	Issued on 3/8/24 for operating capital for the company needed prior to payment by our clients and capital raised from the Seed round investors; the Company anticipates that it will be able to repay the Note by June 30, 2024.

The Company is a Delaware corporation organized on January 16, 2024 and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

Under the provisions of such documents, as of January 16, 2024, 916 has one class of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other rights
Common Stock	250,000	216,000	Yes	None

The following table summarizes the issued and outstanding common equity capitalization of the Company as of March 31, 2024.

Comon Equity Capitalization at March 31, 2024					
Holder (Issue date)	Shares	Percent	Price / Share ($)	Dollars	Percent
Founders (2/1/24)	172,800	80.00%	0.00100	173	17.39%
Advisors & Contractors (2/29/24)	43,200	20.00%	0.01900	821	82.61%
Reg CF SAFE Series 2024	-	0.00%		-	0.00%
Reg SAFE Conversion	-	0.00%		-	0.00%
Total	216,000	100.00%	0.00460	994	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company, including all beneficial ownership[6] of our Common Stock, as of March 31, 2024 for each director, each holder of 20% or more, our officers as set forth in the Management section and the directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Fully Diluted Ownership as of March 31, 2024 Common Stock		
Holder	Shares, issued	Percent
Founder		
C. Stephen Hollifield	172,800	80.00%
Employees and Advisors		
Gregory C. Pulver	10,800	5.00%
Shawn C. Stephens	10,800	5.00%
Samuel C. Edwards	10,800	5.00%
P. Kent Gravely	10,800	5.00%
Subtotal	43,200	20.00%
Other Investors		
	0	0.00%
Total	10,800	100.00%

The following table sets forth information concerning the beneficial ownership[6] of our Common Stock as of September 30, 2023 for:
- Each director;
- Each holder of 20% or more;
- Our officers as set forth in the Management section; and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

---

[6]   In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Name	Principal Position(s) of Beneficial Owner	Percent of Shares Oustanding
C. Stephen Hollifield	Chairman of the Board, Chief Executive	80.00%
Shawn C. Stephens	Director, Advisor (Project Management)	5.00%
Gregory C. Pulver	Director, Treasurer and Chief Financial Officer	5.00%
Samuel Edwards	Director of Operations	5.00%
P. Kent Gravely	Board Advisor (Finance)	5.00%
Charles E. Payne	Board Advisor (Leadership)	0.00%

Previous Exempt Offerings

Listed below are the exempt offerings conducted by 916 from inception of the predecessor on August 21, 2019 to the date hereof.

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Febrauary 1, 2024	172,800 Shares of Common Stock at $0.001/shr	$172.00	Corporate Formation	Rule 701
Frebruary 29, 2024	43,200 Shares of Common Stock at $0.019/shr	$822.00	Corporate Formation and Operational Exprenses	Rule 701

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this Offering Statement and should be reviewed in their entirety.

On January 16, 2024, NineOneSix Systems, Inc. ("916" or the "Company") was incorporated in Delaware, with 250,000 shares of capital stock authorized, of which 250,000 shares were designated as common, par value $0.001, and 0 shares were designated as preferred, with undesignated par value.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2024 have not yet been filed.

Operations

On February 29th, the Company signed a contract and invoiced a health technology firm for system design, implementation and maintenance services totaling $2,621,000 for work completed up to that date in time and for a projected $5,378,213 in additional services for the remainder of 2024.

On March 15th, the Company signed a contract with a financial services firm for systems design and maintenance services totaling $20,000 per month, commencing April 1, 2024, for a total of $180,000 in revenue for 2024 and $240,000 in 2025.

Liquidity & Capital Resources

During 2024, the Company plans to sell additional SAFEs and common equity via exempt offerings.

The Company does not have any additional sources of capital other than those indicated above.

Capital Expenditures & Other Obligations

The Company does not intend to make any material capital expenditures in the next 12 months.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the period from the inception on January 16, 2024 to the date hereof, the Company has had the following Related Person Transactions.

- One promissory note was issued to Trade Stone Group, LLC, a Virginia LLC wholly owned by our Chairman and CEO, Stephen Hollifield in the amount of $30,000 to help cover operational expenses until we receive client payment on accounts receivable due and until we have raised sufficient capital to scale operations.
- The Company has accrued accounts payable in the amount of $561,040 for services provided by multiple vendors, one of which is Trade Stone Group LLC, a Virginia LLC wholly owned by our Chairman and CEO, Stephen Hollifield. The current portion of accounts payable owed to TSG is $257,240 and accounts for services provided by contractors and consultants, including Mr. Hollifield, Mr. Pulver and Mr. Edwards.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ C. Stephen Hollifield
C. Stephen Hollifield
Chairman of the Board and Chief Executive Office

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ C. Stephen Hollifield   Date: 4/10/24

C. Stephen Hollifield
Chairman of the Board and Chief Executive Officer

/s/ Shawn C. Stephens   Date: 4/10/24
Shawn C. Stephens
Director and Board Advisor

/s/ Gregory C. Pulver   Date: 4/10/24
Gregory C. Pulver
Director and Chief Financial Officer

Exhibit A – Financial Statements

	NINEONESIX SYSTEMS, INC. Balance Sheets	

	NineOneSix Systems, Inc	
	The Company	The Company
	At	At
	February 29	March 31
	2024	2024
	unaudited	*unaudited*
Assets		
Current assets		
Cash and cash equivalents	$ -	$ 8,210
Accounts receivable	2,621,900	3,087,480
Prepaid expenses and other	-	-
Total current assets	2,621,900	3,095,690
Intangible Assets (Intellectual property)	994	994
Total assets	2,622,894	3,096,684
Current liabilities		
Accounts payable	471,500	561,040
Accrued Expenses	21,722	21,722
Taxes Payable	574,743	670,391
Notes Payable	-	30,000
Total current liabilities	1,067,965	1,283,153
Long term liabilities		
Long Term Debt	-	-
Deferred Income Tax	-	-
Total long term liabilities	-	-
Total liabilities	1,067,965	1,283,153
Stockholders' Equity		
Common Stock		
At March 16, 2024		
250,0000 shares authorized		
par value $0.001		
216,000 shares issued and outstanding	994	994
Additional paid-in capital	-	-
Owners' Investment	-	-
Retained earnings (deficit)	1,553,935	1,812,537
Total stockholders' equity	1,554,929	1,813,531
Total liabilities and equity	2,622,894	3,096,684

See accompanying Notes to Financial Statements

	NINEONESIX SYSTEMS, INC.	
	Statements of Operations	

	NineOneSix Systems, Inc.	
	Period	Period
	From January 16, 2024 ending at February 29, 2024	At March 31 2024
	unaudited	*unaudited*
Revenue	$ 2,621,900	$ 465,692
Cost of Goods Sold	300,450	70,040
Gross profit	2,321,450	395,652
Operating expenses		
Employee Salaries & Wages & related costs	191,000	39,500
Payroll Taxes	1,772	1,772
Marketing & Sales expense	-	130
Research and development	-	-
Professional fees and consulting	-	-
Rent expense	-	-
Reimbursable expenses	-	-
Bank charges	-	-
Insurance expense	-	-
Travel expense	-	-
Office expense	-	-
Software & IT expense	-	-
Other General and administrative	-	-
Total	192,772	41,402
Net Operating Income (Loss)	$ 2,128,678	$ 354,250
Other (income) expense		
Interest income	-	-
Interest expense	-	-
Other income	-	-
Depreciation	-	-
Other expense	-	
Federal and State Taxes	574,743	95,648
Other income (expense), net	574,743	95,648
Net Income (Loss)	$ 1,553,935	$ 258,603

See accompanying Notes to Financial Statements

	NINEONESIX SYSTEMS, INC.	
	Statements of Cash Flows	

	Period	Period
	From January 16 2024 ending at February 29, 2024	At March 31 2024
	Unaudited	*Unaudited*
Cash flows from operating activities		
Net loss	-	(21,790)
Changes in assets and liabilities:		
Accounts receivable	-	-
Prepaid expenses and other	-	-
Accounts payable and acrued expenses	-	-
Cash provided by (used for)		
operating activities	-	(21,790)
Cash flows from investing activities		
Cash receipts from		
Sale of property and equipment	-	-
Collection of principal on loans	-	-
Sale of investment securities	-	-
Cash paid for		
Purchase of property and equipment	-	-
Purchase of investment securities	-	-
Cash provided by (used for)		
investing activities.	-	-
Cash flows from financing activities		
Shareholder contributions	-	-
Issuance of Common Stock.	-	
Issuance of Debt	-	30,000
Cash provided by (used for)		
financing activities	-	30,000
Net cash flow	-	8,210
Cash		
Beginning of period	-	-
Net cash flow	-	8,210
End of period	-	8,210
Supplemental Disclosures		
Cash paid for interest expense	-	-
Cash paid for income taxes	-	-

See accompanying Notes to Financial Statements

NINEONESIX SYSTEMS, INC. AND SUBSIDIARY
Notes to Financial Statements
For the quarter ending March 31, 2024

Note 1. Nature of Business & Significant Accounting Polices

Nature of Business

As of the date of these financial statements NineOneSix Systems, Inc. ("the Company") is a corporation formed on January 16, 2024 under the laws of the State of Delaware, and is headquartered in Glen Allen, VA, a suburb of Richmond. The Company designs integrated software systems, allowing for clients to outsource non-core business services to our team of experts, freeing them to focus on their passion and execute on their core competencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2024, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $3,087,592 in revenue, and has executed multiple revenue-producing contracts with customers with additional revenue of $5,332,633 for the remainder of 2024.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1

measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3:   Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At March 31, 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At March 31, 2024, the Company had $3,087,480 in outstanding accounts receivable balances. While the Company does not believe any allowance for uncollectible accounts is necessary at this time, we consider it prudent to disclose to investors that all current revenue is based on the recognition of invoiced services and accounts receivable that have not yet been paid in cash. Should the accounts receivable become impaired due to the inability of clients to pay, the Company may experience significant reductions in recognized revenue and not be able to continue as a going concern.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary.

During the period ended March 31, 2024, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising and Promotional Costs

The Company's advertising and promotional costs are expensed as incurred.

During the period ended March 31, 2024, the Company recognized $130 in advertising costs.

Research & Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Development costs for the period ended March 31, 2024 were $0.

Shipping & Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the States of Virginia and Delaware which have similar statutes. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2. Going Concern & Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred cash losses during the period of approximately $21,790, and recently commenced revenue generating operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern. Additionally, substantially all of the revenue recognized under GAAP is in the form of Accounts Receivable from early-stage or small firms, the collection of which may be impaired by those companies' ability to pay. This further introduces risk of the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

The Company intends to conduct offerings under Regulation D and Regulation CF with a registered funding portal throughout 2024.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3.   Commitments & Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4.   SAFE Agreements

As of the end of the period, the Company had no SAFE agreements.

Note 5.   Shareholders' Equity

NineOneSix Systems, Inc. has 250,000 shares of common stock authorized, par value $0.001, and 0 of preferred stock authorized. During the period from January 16, 2024 to March 31, 2024, the Company issued an aggregate of 216,000 shares, valued at the current total Fair Market Value of $994. Equity was distributed to our founders, officers, employees, contractors, and advisors. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through March 31, 2024, the date these financial statements were available to be issued, there are no subsequent events that have occurred.

Exhibit B - Certificate of Incorporation

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CORRECTED CERTIFICATE OF "NINEONESIX SYSTEMS, INC.", FILED IN THIS OFFICE ON TWENTY-FIRST DAY OF MARCH, A.D. 2024, AT 1:13 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

2944403 8101
SR# 20241107715

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203100136
Date: 03-25-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:13 PM 03/21/2024
FILED 01:13 PM 03/21/2024
SR 20241107715 - File Number 2944403

STATE OF DELAWARE
CORRECTED CERTIFICATE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Name of the corporation is NineOneSix Systems, Inc.

2. A Certificate of Incorporation was filed with the Secretary of State of Delaware on January 16, 2024. Said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is as follows: The number of authorized shares and par value were incorrect due to an administrative oversight. We are submitting the updated Article below with the correct information, as well as a corrected version of the Certificate of Incorporation (See Exhibit A)

4. Article IV of the Certificate is corrected to read as follows: The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Fifty Thousand (250,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.001 per share.

By: /s/ Gregory C. Pulver
Authorized Officer

Name: Gregory C. Pulver, CFO

B-1

CERTIFICATE OF INCORPORATION

OF

NINEONESIX SYSTEMS, INC.

ARTICLE I

The name of the corporation is NineOneSix Systems, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 8 The Green, STE A, in the city of Dover, county of Kent, Zip Code 19901. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Fifty Thousand (250,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Gregory C. Pulver
2400 Old Brick Rd.
Glen Allen, VA,
23060

Executed on January 16, 2024.

/s/ Gregory C. Pulver

Gregory C. Pulver, Incorporator

Exhibit C – Bylaws

BYLAWS

OF

NINEONESIX SYSTEMS, INC.

ARTICLE I

CORPORATE OFFICES

1.1   **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the principal place of business of the corporation.

2.2   **Annual Meeting**

Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the Delaware General Corporation Law, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however,* that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

2.3   **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or shall be called by the president upon the written request of one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic mail, or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

Unless otherwise provided by law, all notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 Adjourned Meeting; Notice

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 Organization; Conduct of Business

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective certificate of incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

2.10   **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11   **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228 of the Delaware General Corporation Law.

No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date a written consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A facsimile, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228 of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 Record Date For Stockholder Notice; Voting; Giving Consents

(a)   In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action.

(b)   If the Board of Directors does not so fix a record date: (1) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)   A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.12 at the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. At any time that, pursuant to the then-effective certificate of incorporation, any director or directors have more or less than one (1) vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.2 **Number Of Directors**

The number of directors constituting the entire Board of Directors is [Number of Authorized Directors]. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.6   **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7   **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic mail or other electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic mail or other electronic transmission, or telephone, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8   **Quorum**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9   **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic mail or other electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic mail or other electronic transmission, or telephone, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation (including written notice by electronic mail, or other facsimile or electronic transmission). Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10   **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11   **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 <u>Representation Of Shares Of Other Corporations</u>

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 <u>Authority And Duties Of Officers</u>

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

<u>INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS</u>

6.1 <u>Indemnification Of Directors And Officers</u>

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2   **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3   **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5   **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6   **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   Maintenance And Inspection Of Records

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

If and so long as there are fewer than one hundred (100) holders of record of the corporation's shares, any state law requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived, to the extent permitted.

7.2   Inspection By Directors

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1   **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2   **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any duly appointed officer of the corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 Special Designation On Certificates and Notices of Issuance

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 Lost Certificates

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 Dividends

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8   **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9   **Transfer Restrictions**

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. "Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY'S BYLAWS AND STOCK PLAN[1], COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT

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[1] **NTD**: To be updated if the company does not have a stock plan or if the company's stock plan does not contain transfer restrictions.

REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS.

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

8.10   **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.11   **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.12   **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.13   **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

__AMENDMENTS__

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

NINEONESIX SYSTEMS, INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of NineOneSix Systems, Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on January 16th, 2024.

/s/ Gregory C. Pulver
Gregory C. Pulver, Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of NineOneSix Systems, Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on NineOneSix Systems, Inc., by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on January 16th, 2024.

/s/ Gregory C. Pulver

Exhibit D - Test the Waters Page

Edit | Subscription Generate | Pledge Admin

NineOneSix Systems Presents 24 in 24


NINEONESIX
Strengthening Small Businesses with Scalable Solutions

Current Interests

$5,000

Pledged: **20%**

Pledge Now

ID: NT-TTW-2024
Exemption: Test the Waters
Issue Type: Simple Agreement for Future Equity $24M Post-Money Valuation Cap
Accredited Only: No
Financials: Certified
Certified By: Greg Pulver, CFO
Price per Share: $100.00
Minimum Investment: $100
Minimum Goal: $24,000
Stretch Goal: $124,000
Valuation: $24,000,000
Planned Launch Date: April 24th, 2024

Investor Forum

Stop sending me campaign updates

Our ecosystem of supporting services helps entrepreneurs grow their businesses by freeing them to concentrate on what they do best. And we're helping launch or fund 24 businesses in 2024 using our platform.

In today's rapidly evolving digital landscape, businesses across industries face the daunting challenge of integrating advanced technologies into their operational processes. This challenge is compounded by a lack of resources, expertise, and strategic direction, leaving many companies at risk of falling behind their digitally mature counterparts. Current solutions often involve piecemeal approaches, including hiring consultants, investing in disparate technology platforms, or, in some cases, taking no action due to the overwhelming complexity and cost. These methods are inefficient, costly, and fail to provide the holistic, strategic framework needed for successful digital transformation.

Our solution is a cohesive, scalable platform that offers strategic capital, critical resources, and integrated service contracts, that help small businesses focus on their core competencies. NineOneSix provides a digital transformation ecosystem that leverages enterprise level services that include accounting, strategic finance, marketing and technology solutions.

In short, we help businesses grow by freeing entrepreneurs to concentrate on what they do best.

Highlights:

- $3,087,592 in revenue in first 3 months from first contract with health tech firm
- An additional contracted revenue of $5,332,633 for the remainder of 2024
- Earnings Before Interest and Taxes (EBIT) of $2,482,928 in first 3 months


7
Businesses launched, so far.
11
Founders helped, so far.
285K
In capital deployed, so far.

Our Values



People, Then Value

Our culture champions growth, respect, and clear communication, fostering an honest and collaborative workspace.



Integrity

Integrity is our core, guiding us to be transparent, accountable, and committed to excellence, ensuring our actions always align with our words.



Fun

Fun energizes our workplace, enhancing creativity and community. We embrace joy, prioritize well-being, and balance work with levity and connection.



Courage

Courage propels us to embrace challenges as growth opportunities, fostering innovation, self-awareness, and the bravery to evolve beyond our comfort zones.

NINEONESIX

Strengthening Small Businesses with Scalable Solutions

$124,000 at $24M Valuation - Q2 2024

02 The Problem
What stresses you out the most?

If you're an entrepreneur or an investor, there are two things that keep you up at night:



One:
Relentless demands - from every corner, people and businesses clamor for your **attention, resources, effort, and money** - and they want it **now.**

Two:
Uncertainty – the nagging question of **"Will my time, energy, and capital investment payoff?"**

Both of these challenges are well understood - you both face an **unceasing barrage of asks**, and the constant cloud of uncertainty - where your return on investment hangs in the balance.

Understanding the problem is simple. Solving it? That's a bit trickier.

We are NineOneSix Systems and we're dedicated to solving the operational efficiency problem.

By doing so, we **de-risk your investments** and help emerging businesses **thrive.**

03 Meet Alex
On the edge of success, Alex strives to improve her local food supply chain

Despite her **impactful work**, Alex is overwhelmed by the mundane tasks of startup life: entangled in **accounting**, burdened by **admin** duties, lost in **compliance**, and tirelessly **chasing capital**. All of this keeping Alex from her **core tasks.**



At the same time, **investors** overlook gems like Alex. Their **caution is justified** - Alex's hurdles are **downfall of many promising ventures.**





The landscape is **unforgiving** for **entrepreneurs** and **investors** alike, as they share **the same hurdles** on the **path to success.**

04 Alex Meets NineOneSix
Partnering with us to win

Imagine a world where visionaries like Alex are **liberated** from the quicksand of **non-essential tasks** - where their time, energy, and creativity are solely devoted to **innovation** and **impact.**



Freed from the **risks** associated with operational inefficiencies and administrative pitfalls, investors can **confidently** place their capital into ventures that are not just dreams but realities poised for **growth** and **success.**



NineOneSix Systems **removes** the barriers for entrepreneurs, **unlocking** their true potential while strengthening **trust** between entrepreneurs and investors.

Streamlined operations coupled with **confident** investments creates a harmonious ecosystem of **mutual success.**

---

05 Our Platform
Empowering Entrepreneurs and Creating Capital Confidence

Financial Services
From accounting and bookkeeping to financial planning and analysis, we ensure your financial health is robust and transparent.

Sales, Marketing, & Media
Boost your brand and engage your audience with strategic marketing and content, supported by our sales services for optimal client satisfaction.

Legal and Governance
Navigate the complexities of legal requirements with our expert guidance on corporate law, contracts, and compliance.

Back End & Operations Support
Streamline your operations with our project management tools and back-office support services.



Technology & Software Dev.
Leverage cutting-edge technology solutions, including custom software development, to drive efficiency and innovation.

Leadership & Business Coaching
Grow as a leader and develop your team with our coaching and professional development services.

Our Process
Serving as her trusted partner on her journey



At NineOneSix Systems, we **tailor** each journey to the entrepreneur's **unique** needs, from concept to growth. Our personalized support **ensures** success for entrepreneurs like Alex and **secures** confidence for her investors, fostering a thriving ecosystem of **mutual growth**.



Understanding Alex's Vision:
We started by deeply understanding Alex's business goals, challenges, and market opportunities.



Tailoring a Strategy for Alex:
Developing a customized plan addressing Alex's specific needs, focusing on immediate relief from administrative burdens and strategic planning for growth.



Implementing Solutions:
Rolling out targeted services for Alex, such as streamlining accounting processes, enhancing marketing efforts, and navigating compliance, frees her to focus on her core mission.



Providing Ongoing Support:
Offering Alex continuous support and advice, adapting to her changing needs as her business grows and evolves.



Facilitating Growth & Scaling:
Assisting Alex in scaling her business, from securing additional funding to expanding market reach, ensuring sustainable growth.



Planning for the Future:
Collaborating with Alex to plan future initiatives, from new product lines to entering new markets, ensuring long-term success.

Our People
Depth and Diversity of Expertise



STEPHEN HOLLIFIELD
CEO
Stephen has over 25 years of technology leadership experience, which includes leading integration and interoperability as Vice President of Product Management at HealthLX. Prior to that, he served as the CTO for the Richmond Police, during which he received the 2007 Gartner Business Intelligence Excellence Award due to his early adoption of predictive analytics in policing. Stephen's entrepreneurial spirit and strategic foresight have been instrumental in developing innovative solutions that not only drive company growth but also contribute to societal betterment. At NineOneSix Systems, his pivotal expertise in integrating technology with business strategy propels the company toward sustainable growth.



SAMUEL EDWARDS
DIRECTOR OF OPERATIONS
Samuel leverages his diverse background in sales, leadership, IT, data systems, marketing and coaching to drive excellence and innovation. He has cultivated an extensive skill set, including strategic planning, customer service, and proficiency in various technical tools. Samuel's impact is marked by his role in scaling a brokerage from 30 to 100 agents. Samuel's dynamic approach and versatility make him a pivotal asset to NineOneSix, driving operational strategies and fostering team development for the company's success.



GREG PULVER
CFO

Millo Capital, State Street, LPL, Charter/Spectrum

Columbia Business School

Greg founded Millo Capital, which provides strategic CFO services to firms, funds, and portfolio managers. He has over 21 years of finance experience, most recently as a CFO Solutions Executive with LPL Financial. Prior roles include VP of Strategy at Abundance LLC, Director of Research at Deeds Select Advisors, and multiple management roles at Charter Comm. and State Street Corp. He started as a trader with MFG and Royal City Funds. A decorated USMC Combat Veteran, Greg is an alumnus of Columbia Business School, WUSTL and the Univ. of Richmond.



SHAWN STEPHENS
Advisor

Systems Integration, Sales and Marketing, Real Estate, and Coaching

Shawn has over 25 years of enhancing operations and fostering growth across diverse industries. His roles have included Sr. Project Manager at a major health system, where he enhanced healthcare delivery through software and system upgrades, as well as leadership positions in logistics & sales at Forbo Siegling and EXIT Realty. Grounded in project management and certified as a PMP and Lean Six Sigma Black Belt, Shawn uses his unique blend of technical skills and strategic insights to advance the company's innovative mission.



KENT GRAVELY, CFP
Advisor

Portfolio Manager

LPL, Truist, Wells Fargo

Kent brings more than 20 years of expertise in the financial industry as a Certified Financial Planner® and portfolio manager, with his most recent role at Fortress Private Ledger. His career spans across real estate, banking, lending, investments, insurance, and financial planning, having worked at Wachovia, BB&T, and LPL Financial. As an alumnus of Hampden-Sydney College, Kent utilizes market trend analytics, playing a crucial role in enhancing financial strategies and contributing to operational growth at NineOneSix Systems.



CHIP PAYNE
Advisor

Leadership and Culture

VCU MHA; DSL Candidate

Chip has over 30 years of healthcare, education, and nonprofit leadership. From strategic planning and team development to accounting and operations, Chip has helped organizations optimize, scale, and thrive. Earlier in his career, he held management roles at Credential America, Inc., Health South Corp., and CJW Medical Center. He earned a Master of Health Administration from VCU and a BA in Management from Mary Washington University. He is currently completing his Doctorate in Strategic Leadership from FIU.

08

Triumph - Beyond Vision

The smart grid project, once on the brink, now redefines sustainable energy

Thanks to, **NineOneSix's pivotal intervention,** guided by the **strategic insights** of our leadership, **Alex's** project is **elevated** beyond what she thought was possible. Surpassing initial goals, **Alex sets new industry standards** for a scalable, efficient future.





NINEONESIX

NineOneSix Systems showcases unmatched **innovation and strategy,** merging technical prowess with strategic vision, **transforming ambitious projects** into realities that **surpass expectation**s and help entrepreneurs **scale and thrive**.

09

Invest in Transformative Success

Be part of a championing entrepreneurial success

Opportunity: $124,000

Pre-Seed Round	**$124,000**
Valuation Cap	**$24,000,000**
Minimum Investment	**$100**
Investment Type	**Reg CF SAFE**

This is an opportunity to partake in the potential upside of **NineOneSix Systems, Inc**. via a **Simple Agreement for Future Equity (SAFE)** which converts to equity at a **$24M valuation** at a future fundraising round or exit event.

All capital is at risk. Past performance is not a guarantee of future results. There is no assurance that the investment will achieve its objective. Nothing in this deck should be considered investment advice. Please seek outside counsel from your attorneys, accountants and financial advisors.

Use of Funds:

Platform Development: $70,000

Allocated to enhance our platform's technology infrastructure, focusing on introducing new services, features, and improving operational efficiency through data analytics capabilities.

General Corporate Purpose & Fees: $54,000

Allocated towards general operations, marketing, administration, and fees for legal, auditing and capital raising. This includes $9,700 in fees to intermediary for $124,000 capital raise.



YTD 2024, we have booked **$3.1 million** in revenue for interoperability and implementation services with an additional **$5.4 million** in revenue contracted by the end of the year.

10 Our Traction:
An Eleventh-Hour **Sprint** Generating **$2.6M** in **3 months.**

Imagine launching a **nationwide telehealth** platform after **six years of hard work**, only to discover a **massive flaw in your technology** just months before going live.

This **wasn't a small glitch** but a major issue threatening to **derail everything.** With **no backup plan** and time running out, it was a critical moment: adapt quickly or fail completely.



With only **three months** to avert **disaster,** we brought together our best tech resources to **collaborate** with our client's analysts in record time.

Our mission was clear: to **architect and build** from the ground up a **robust, scalable solution** that not only addressed the immediate flaw but also set a new standard. This was a test of **agility, expertise, and our commitment to delivering under pressure.**



- Software Engineering
- Experience Design
- Solution Architecture
- Software QA Testing
- Dev Ops & Project Management

11 Our Roadmap
A glimpse at some of our future projects

Q2

Contracted



- Systems Integration API Build Out **$20k/mo** *Support contract effective 3/1/2024*
- Ongoing Software Support **$150k/mo** *Support contract effective 4/1/2024*
- Development Projects **$1.18M**









Projected



- IOT, Analytics, and Back End for Travel Tech Platform **$90K** *Estimate 6/1/2024*
- IOT System for Home Maintenance Firm **$30K** *Estimate 5/1/2024*
- Analytics for Solar Utility Firm **$30K** *Estimate 5/1/2024*





Q3

Contracted

- Continued Support & Development **$1.69M**

Projected



- IOT Healthtech Development **$600K**
- Continued Analytics for Solar Utility Firm **$30K**



Q4

Contracted

- Continued Support & Development **$1.73M**

Projected



- Non-Profit Platform Creation and Back End Support **$60K**

Would You Invest In NineOneSix Systems, Inc.?

Click "Pledge Now" to Indicate Interest. We'll contact you when the opportunity to fund your pledge becomes available.

Pledge Now

Disclosure: this page represents Testing The Waters materials.

NineOneSix Technologies Inc. is considering to make an offering of securities exempt from registration under the Securities Act of 1933, but has not determined a specific exemption from registration to rely on for the subsequent offer and sale of the securities. This page gives helps potential investors indicate their interest to the issuer until the Company determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met.

1. No funds or other consideration is being solicited, and if money is sent, it will not be accepted by the company;

2. No sales will be performed or commitments to purchase accepted until the offering statement is qualified; and

3. A proposed purchaser's indication of interest is non-binding.

Exhibit E – Subscription Agreement – form of

NINEONESIX SYSTEMS, INC. SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

NineOneSix Systems, Inc.
Attn: Stephen Hollifield TSG
2400 Old Brick Rd.
Glen Allen, VA 23060

Ladies and Gentlemen:

I commit and subscribe to purchase from NINEONESIX SYSTEMS, INC., a Delaware corporation (the "Company") Simple Agreement for Future Equity (the "SAFE" or "SAFEs") in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions for the minimum amount as described in the Offering Statement as defined below. If this Subscription Agreement has been accepted, the SAFE subscribed to hereby shall be issued to me in the form of SAFEs.

With respect to such purchase, I hereby represent and warrant to you that:

1. Residence

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2. Subscription

a. I hereby subscribe to purchase the number of SAFEs set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the SAFE subscribed.

Principal Amount of SAFE[6] .... ___

b. I have funded my purchase via ACH, wire transfer, or I am enclosing a check made payable to "NINEONESIX SYSTEMS, INC." in an amount equal to 100% of my total subscription amount.

Portal Transaction ID (TXID) .... ___

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

---

[6] A minimum purchase of $100.00 is required for individual investors. Amounts may be subscribed for in $100.00 increments.

3. Representations of Investor

In connection with the sale of the SAFE to me, I hereby acknowledge and represent to the Company as follows:

d. I hereby acknowledge receipt of a copy of the Company's Offering Statement on Form C, dated on or about April 10, 2024, (the "Offering Statement"), relating to the offering of the SAFE.

e. I have carefully read the Offering Statement, including the section entitled "Risks Factors", and have relied solely upon the Offering Statement and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the SAFE.

f. I have been given access to full and complete information regarding the Company (including the opportunity to meet with management and review all documents described in the Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Offering Statement.

g. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the SAFE, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the SAFE).

h. I understand that an investment in the SAFE is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the SAFE. I can bear the economic risk of an investment in the SAFE for an indefinite period and can afford a complete loss of such investment.

i. I understand that there may be no market for the SAFE, that there are significant restrictions on the transferability of the SAFE and that for these and other reasons, I may not be able to liquidate an investment in the SAFE for an indefinite period.

j. I have been advised that the SAFE has not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws") and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

k. I understand that I am not entitled to cancel, terminate, or revoke this subscription, my capital commitment, or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution, or termination.

l. I understand that capital contributions to the Company will not be returned after they are paid.

4. Investment Intent; Restrictions on Transfer of Securities

m. I understand that (i) there may be no market for the SAFE, (ii) the purchase of the SAFE is a long-term investment, (iii) the transferability of the SAFE is restricted, (iv) the SAFE may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the SAFE.

n. I represent and warrant that I am purchasing the SAFE for my own account, for long term investment, and without the intention of reselling or redistributing the SAFE. The SAFE is being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the SAFE. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the SAFE's in the foreseeable future.

o. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the SAFE and for which the SAFE was or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

p. I understand that any sale, transfer, pledge, or other disposition of the SAFE by me (i) may require the consent of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5. Additional Representations of Investor

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. *Individual Investor Only*. I am of legal age in my state of residence and have the legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid, and binding obligations, enforceable against me in accordance with their respective terms.

b. *Entity Investor Only.* The undersigned is duly organized, formed, or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization, or formation. The undersigned has all requisite power and authority to execute, deliver, and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance, and authorization to purchase the shares as may be requested by the Company. Execution, delivery, and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company, or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid, and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal, or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

d. If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules, and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors, and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

e. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

f. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

g. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

h. I acknowledge and agree that any approval or consent of a shareholder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable document format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6. Investor Qualifications

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. <u>Accredited Investor – Individuals. I am an INDIVIDUAL and:</u>

___ **i.** I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

___ **ii.** I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

___ **iii.** I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

___ **iv.** I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[7].

___ **v.** I am a director or executive officer of NINEONESIX SYSTEMS, INC.

b. <u>Accredited Investor – Entities. The undersigned is an ENTITY and:</u>

___ **i.** The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

___ **ii.** The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

___ **iii.** The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

___ **iv.** The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

___ **v.** The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

___ **vi.** The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

---

[7] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

___ **vii.** The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

___ **(1)** the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

___ **(2)** the employee benefit plan has total assets in excess of $5,000,000; or

___ **(3)** the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

___ **viii.** The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

___ **ix.** The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring SAFEs and one or more of the following is true (check one or more, as applicable):

___ **(1)** an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

___ **(2)** a corporation;

___ **(3)** a Massachusetts or similar business trust;

___ **(4)** a partnership; or

___ **(5)** a limited liability company.

___ **x.** The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring SAFEs and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the SAFEs.

___ **xi.** The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

___ **xii.** The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

___ **xiii.** The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

___ **xiv.** The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

___ **xv.** The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) 916 or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

___ **xvi.** The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

___ **xvii.** The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) 916 and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

___ **xviii.** The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) 916 and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. Non-Accredited Investors.

___ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7. Miscellaneous

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order <u>to</u> verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations, and warranties contained herein. I agree that such agreements, representations, and warranties shall survive and remain in full force and effect after the execution hereof and payment for the SAFE. I further agree to indemnify and hold harmless the Company, and each current and future investor of the Company from and against any and all loss, damage, or liability due to, or arising out of, a breach of any of my agreements, representations, or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

X _____   X _____
Signature   Signature of Second Individual (if applicable)

_____   _____
Name (type or print)   Name (type or print)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Mailing Address (only if different from residence   Mailing Address (only if different from residence
address)   address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email Address   Email Address

Individual Subscriber Type of Ownership:

The Common Stock subscribed for is to be registered in the following form of ownership **(check one)**:

__	Individual Ownership
__	Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married):
__	Tenants in common (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

Source of Funds

__ Cash	__ CD	__ Liquidation
__ Margin or bank loan	__ Money market	__ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (type or print)   Telephone Number

X _____   _____
Signature of Authorized Person   Entity's Tax Identification Number

_____   _____
Name & Title (typed or printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address (if different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Common Stock subscribed for is to be registered in the following form of ownership (check one):

__	Partnership

__	Limited liability company

__	Corporation

	Trust or estate (describe and attach evidence of authority:

__	_____

__	IRA Trust Account

	Other (describe):

__	_____

ACCEPTANCE

This Subscription Agreement is accepted by NINEONESIX SYSTEMS, INC. On __

__ As to the principal amount of SAFE set forth in item 2.a. **OR**

__ As to _____ in principal amount of SAFE.

NINEONESIX SYSTEMS, INC.

By: _____
Gregory C. Pulver
CFO

**COUNTERPART SIGNATURE PAGE TO BYLAWS OF
NINEONESIX SYSTEMS, INC.**

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the bylaws of NineOneSix Systems, Inc., as the same may be amended from time to time, and hereby authorizes NineOneSix Systems, Inc. to attach this counterpart signature page to the bylaws as executed by the other parties thereto.

X _____   X _____
Signature   Signature of Second Individual (if applicable)

_____   _____
Name (type or print)   Name (type or print)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

NineOneSix Systems, Inc.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____________] (the "**Purchase Amount**") on or about [Date of Safe], NineOneSix Systems, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $24,000,000.00. See **Section 2** for certain additional defined terms.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to

satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):
- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe   Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e). In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

NineOneSix Systems, Inc.

By:_____

 Gregory C. Pulver
 CFO

Address: 2400 Old Brick Rd_____

 Glen Allen, VA 22060_____

Email: greg.pulver@nineonesixsystems.com

INVESTOR:

By:_____

Name:_____

Title:_____

Address:_____

_____

Email:_____